PHOTOMEDEX, INC.

147 Keystone Drive

Montgomeryville, PA 18936

February 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Mary Beth Breslin

                 Senior Attorney

Re:	PhotoMedex, Inc.

Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Thursday, February 11, 2010, at 4:30 p.m. Eastern Time or as soon thereafter as practicable. Please call Brian Miner at (215) 963-5430 to provide notice of effectiveness.

In connection with this request for effectiveness, PhotoMedex, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

PHOTOMEDEX, INC.

By:	/S/ DENNIS M. MCGRATH
Dennis M. McGrath
President and Chief Executive Officer

cc:	Allicia Lam (Securities and Exchange Commission)

Brian C. Miner (Morgan, Lewis & Bockius LLP)

Angela M. Jones (Morgan, Lewis & Bockius LLP)

February 10, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mary Beth Breslin, Senior Attorney

Re:	PhotoMedex, Inc.

Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

As representative of the several underwriters of PhotoMedex, Inc.’s proposed public offering of common stock, we hereby join PhotoMedex, Inc.’s request for acceleration of effectiveness of the above-referenced registration statement to 4:30 p.m. Eastern Time on February 11, 2010, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus dated January 25, 2010, and the preliminary prospectus dated February 5, 2010, in each case relating to the public offering by PhotoMedex, Inc., through the date hereof:

Preliminary Prospectus dated January 25, 2010

250 copies to prospective underwriters, institutional investors, dealers and others.

Preliminary Prospectus dated February 5, 2010

225 copies to prospective underwriters, institutional investors, dealers and others.

In addition to the foregoing, the undersigned (x) (1) distributed on January 25, 2010 an electronic copy of the preliminary prospectus dated January 25, 2010 to each underwriter and dealer participating in the above-referenced issue, and (2) distributed on February 5, 2010 an electronic copy of the preliminary prospectus dated February 5, 2010 to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute each preliminary prospectus referenced in (1) and (2) above to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

RODMAN & RENSHAW, LLC
As representative of the several underwriters

By:	/s/ John Borer
John Borer
Sr. Managing Director and Head of Investment Banking

cc:	Allicia Lam (Securities and Exchange Commission)

Brian C. Miner (Morgan, Lewis & Bockius LLP)

Angela M. Jones (Morgan, Lewis & Bockius LLP)

Carmelo Gordian (Andrews Kurth LLP)